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INDEPENDENT ACCOUNTANTS' REPORT

The Board of Directors
Ocean Bank, F.S.B.

We have examined management's assertion, included in the accompanying Management Assertion, that Ocean Bank, F.S.B., formerly known as Home Loan and Investment Bank, F.S.B., complied with the minimum servicing standards set forth in the Mortgage Bankers
Association of America's Uniform Single Attestation Program for
Mortgage Bankers (USAP) as of and for the year ended December
31, 2004. Management is responsible for Ocean Bank F.S.B.'s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about Ocean Bank F.S.B.'s compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, including examining, on a test basis, evidence about Ocean Bank F.S.B.'s compliance with the minimum servicing standards specified above and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Ocean Bank F.S.B.'s compliance with the minimum servicing standards.

In our opinion, management's assertion that Ocean Bank F.S.B. complied with the aforementioned minimum servicing standards as of and for the year ended December 31, 2004 is fairly stated, in all material respects.


/s/: KPMG LLP

March 15, 2005


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